NIKE, INC.
                  COMPUTATION OF RATIO OF EARNINGS TO CHARGES

                                         Three Months Ended
                                             August 31,
                                         __________________

                                        1999           1998
                                        ____           ____

                                           (in millions)

Net income                             $200.2         $163.8
Income taxes                            122.7          107.0
                                       ______         ______

      Income before income taxes        322.9          270.8
                                       ______          _____

Add fixed charges
      Interest expense (A)               11.7           15.6
      Interest component of leases (B)   11.7           10.4
                                       ______         ______

Total fixed charges                      23.4           26.0
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $344.6         $295.4
                                       ======         ======
Ratio of earnings to total fixed
      charges                           14.73          11.36
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.